

Mail Stop 4631

July 28, 2009

Mr. Donald Allan Jr.
Vice President and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

> **RE: Form 10-K for the fiscal year ended January 3, 2009**
> **Form 10-Q for the period ended April 4, 2009**
> **File No. 1-5224**

Dear Mr. Allan:

We have reviewed your response letter dated July 9, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Critical Accounting Estimates, page 30</u>

<u>Goodwill and Intangible Assets, page 31</u>

1. We have reviewed your response to prior comment 2 from our letter dated June 24, 2009 and appreciate your efforts to find ways to enhance the discussion of goodwill impairment testing and the disclosure specific to your convergent security solutions and fastening systems reporting units. We believe additional

clarifying information is necessary for a reader's full understanding of your accounting for goodwill and the potential for future impairments. Specifically, please address the following in future filings:

- Disclose the amount of goodwill attributed to the fastening systems reporting unit. Currently, you only discuss the amount of goodwill attributed to the convergent security solutions reporting unit;
- Disclose the specific near-term revenue growth rates and perpetual growth rates, as well as any other key assumptions used, for the convergent security solutions and fastenings systems reporting units;
- Please also provide a sensitivity analysis of near-term revenue growth rates based upon reasonably likely changes. In addition, clarify whether it is reasonably likely that the discount rates and/or perpetual growth rates will change by the amount stated in your sensitivity analysis; and
- We note your disclosure that the fair values of the convergent security solutions and fastening systems solutions reporting units were estimated to be at least 25% higher than their carrying values. Please disclose why it is not reasonably likely that this cushion will not deteriorate within the next twelve months and result in an impairment loss.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief